indie Semiconductor 32 Journey Suite #100 Aliso Viejo, CA 92656 +1 (949) 608-0854

March 26, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Attn: Sarah Sidwell

100 F. Street NE

Washington, D.C. 20549

Re:	indie Semiconductor, Inc. (the “Registrant”) Registration Statement on Form S-3 (File No. 333-278144)

Dear Ms. Sidwell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 4:00 p.m., Eastern Time, on Thursday, March 28, 2024 or as soon as practicable thereafter. In this regard, the Registrant is aware of its obligations under the Securities Act.

Please contact Audrey Wong, Chief Legal Officer of the Registrant, at (949) 608-0854 with any questions.

Sincerely,

indie Semiconductor, Inc.

By:	/s/ Audrey Wong
Audrey Wong
Chief Legal Officer